Paula Winner Barnett, Esq.
                       17967 Boris Drive, Encino, CA 91316
                               tel (818) 776-9881
                               fax (818) 743-7491
                             pwbarnett@sbcglobal.net

                                   May 3, 2005


VIA FACSIMILE

Tom Jones, Esq.
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0306

Re: Calypte Biomedical Corporation ("Calypte"); Amendment No. 3 to Form SB-2 on Form S-3; Registration No. 333-124344

Dear Mr. Jones:

         After our telephone conversation yesterday, I reviewed the listing agreement between Calypte and the American Stock Exchange (the "AMEX") relating to Calypte's August 10, 2004 application to list shares of its common stock on the AMEX (the "Listing Agreement"). According to the Listing Agreement, the AMEX allowed Calypte to list only the shares issued (the "Shares") and the shares underlying the warrants (the "Warrant Shares") in the May and July 2004 PIPEs (the "2004 PIPEs"). The AMEX did not permit Calypte to list shares on the AMEX to provide for potential anti-dilution issuances. Moreover, in the Listing Agreement, Calypte agreed to obtain stockholder approval for any transaction that would result in the issuance to the investors in the 2004 PIPEs (the "2004 PIPE Investors") of additional Shares and Warrant Shares, either directly or by operation of a price adjustment triggering additional issuable shares, under the anti-dilution provisions of the 2004 PIPEs. Stockholder approval is not required for a mere reduction of the exercise price of the Warrant Shares that does not cause a change in the number of issuable Warrant Shares.

         Notwithstanding the foregoing, in the Amendment to Securities Purchase Agreement dated April 4, 2005 (the "Amendment"), Calypte and the 2004 PIPE Investors agreed, among other things, that there would be no exercise price adjustment to the Warrant Shares unless and until the stockholders approved the exercise price adjustment. As a result, the 2004 PIPE Investors may exercise their warrants to purchase Warrant Shares at an exercise price of $0.50, as set forth in the 2004 PIPEs transaction documents. As the Warrant Shares were registered for resale on Registration Statement Nos. 333-116491 and 333-117439 at an exercise price of $0.50 per share, if the stockholders approve the provisions of the Amendment, Calypte will file a Rule 424(b)(3) amendment to Registration Statement No. 333-124344, Amendment No. 3 to Form SB-2 on Form S-3, Registration Statement No. 333-119646, to reflect the exercise price adjustment of the 10,741,500 Warrant Shares from $0.50 to $0.45. The other potentially registrable shares of common stock that may be issued to the 2004 PIPE Investors pursuant to the Amendment, if approved by the stockholders, will be registered for resale on a new registration statement.

Tom Jones, Esq.
May 3, 2005
Page 2


         I will investigate further the issue you raised regarding the ability to register shares that are only issuable subject to stockholder approval before such approval is obtained, and the acceptability of a legal opinion filed with a registration statement regarding the valid issuance of such shares, in order to assure that any registration statement Calypte may file for such shares accords with the rules and regulations of the Commission.

         I am available to discuss with you any questions or comments you may have to assist your review of the current registration statement in an effort to get it declared effective at the earliest possible date.

                                                     Very truly yours,


                                                     /s/ Paula Winner Barnett
                                                     Paula Winner Barnett

cc: Mr. J. Richard George
     Mr. Richard Brounstein